SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Goodrich Petroleum Corporation

(Name of Subject Company and Filing Person (Issuer)

8.875% Senior Notes due 2019

3.25% Convertible Senior Notes due 2026

5.00% Convertible Senior Notes due 2029

5.00% Convertible Senior Notes due 2032

and

5.00% Convertible Exchange Senior Notes due 2032

(Title of Class of Securities)

382410 AF5

382410 AB4

382410 AC2

382410 AG3

382410 AK4

382410 AP3

(CUSIP Number of Class of Securities)

Michael J. Killelea

Senior Vice President, General Counsel and

Corporate Secretary

801 Louisiana Street, Suite 700

Houston, Texas 77002

(713) 780-9494

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Stephen M. Gill

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$74,742,000	$7,527

*	Estimated solely for the purpose of calculating the registration fee. The transaction valuation upon which the filing fee is based assumes the exchange of (i) $116,828,000 aggregate principal amount of 8.875% Senior Notes due 2019, (ii) $429,000 aggregate principal amount of 3.25% Convertible Senior Notes due 2026, (iii) $6,692,000 aggregate principal amount of 5.00% Convertible Senior Notes due 2029, (iv) $94,160,000 aggregate principal amount of 5.00% Convertible Senior Notes due 2032 and (v) $6,117,000 aggregate principal amount of 5.00% Convertible Exchange Senior Notes due 2032 for common stock, par value $0.20 per share, of Goodrich Petroleum Corporation (the “Company”). This amount is based on one-third of the aggregate principal amount of the securities acquired because the Company has a capital deficit. The registration fee was paid on January 26, 2016 in connection with the filing by the Company of the original Schedule TO-I.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,527	Filing Party:	Goodrich Petroleum Corporation
Form or Registration No.:	Schedule TO-I	Date Filed:	January 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I (as amended and supplemented, the “Schedule TO-I”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on January 26, 2016 by Goodrich Petroleum Corporation (the “Company”), in connection with its offers to exchange, on the terms and subject to the conditions set forth in the Amended and Restated Offer to Exchange, dated February 5, 2016 (as it may be further supplemented and amended from time to time, the “Offer to Exchange”), a copy of which is filed herewith as Exhibit (a)(1)(iii), and the related Amended and Restated Letter of Transmittal (as it may be further supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offering Documents”), a copy of which is filed herewith as Exhibit (a)(1)(iv), any and all of our outstanding 8.875% Senior Notes due 2019, 3.25% Convertible Senior Notes due 2026, 5.00% Convertible Senior Notes due 2029, 5.00% Convertible Senior Notes due 2032 and 5.00% Convertible Exchange Senior Notes due 2032 (together, the “Existing Unsecured Notes”) for newly issued shares of our common stock, par value $0.20 per share (the “Common Stock”).

This Amendment No. 1 to Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended. Information set forth in the Offering Documents is incorporated herein by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offers” and “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Goodrich Petroleum Corporation. The address of the Company’s principal executive offices is 801 Louisiana Street, Suite 700, Houston, Texas 77002. The Company’s telephone number is (713) 780-9494. Investor Relations can be reached at (832) 255-1300.

(b)	Securities.

The subject classes of securities are the Company’s 8.875% Senior Notes due 2019, 3.25% Convertible Senior Notes due 2026, 5.00% Convertible Senior Notes due 2029, 5.00% Convertible Senior Notes due 2032 and 5.00% Convertible Exchange Senior Notes due 2032. At January 20, 2015 there was $116,828,000 aggregate principal amount outstanding of the 8.875% Senior Notes due 2019, $429,000 aggregate principal amount outstanding of the 3.25% Convertible Senior Notes due 2026, $6,692,000 aggregate principal amount outstanding of the 5.00% Convertible Senior Notes due 2029, $94,160,000 aggregate principal amount outstanding of the 5.00% Convertible Senior Notes due 2032 and $6,117,000 aggregate principal amount outstanding of the 5.00% Convertible Exchange Senior Notes due 2032.

(c)	Trading Market and Price.

The Existing Unsecured Notes are not listed on any national or regional securities exchange or quoted on any automated quotation system. To the Company’s knowledge, the Existing Unsecured Notes are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Existing Unsecured Notes are not available.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

Goodrich Petroleum Corporation is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company. No single person or group of persons controls the Company.

Name	Position
Walter G. Goodrich	Chairman of the Board and Chief Executive Officer
Robert C. Turnham, Jr.	President, Chief Operating Officer and Director
Josiah T. Austin	Director
Michael J. Perdue	Director
Arthur A. Seeligson	Director
Stephen M. Straty	Director
Gene Washington	Director
Joseph T. Leary	Interim Chief Financial Officer
Mark Ferchau	Executive Vice President
Michael J. Killelea	Senior Vice President, General Counsel and Corporate Secretary
Robert T. Barker	Vice President — Controller

The address and telephone number of each director and executive officer is: c/o Goodrich Petroleum Corporation, 801 Louisiana Street, Suite 700, Houston, Texas 77002, and each person’s telephone number is (713) 780-9494.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offers,” “Summary,” “The Exchange Offers,” “Description of Capital Stock,” “Description of Existing Indebtedness” and “Certain U.S. Federal Income Tax Considerations,” as well as the information set forth in the Letter of Transmittal, is incorporated herein by reference.

(b)	Purchases.

No purchases will be made by the Company from any officer, director or affiliate in the Exchange Offers.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

On March 12, 2015, the Company completed a private offering pursuant to a purchase agreement (the “Purchase Agreement”) with Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (“Franklin”), in which it issued and sold 100,000 units, each consisting of $1,000 aggregate principal amount at maturity of the Company’s 8.00% Second Lien Senior Secured Notes due 2018 (the “Second Lien Notes”) and one warrant (the “Warrants”) to purchase 48.84 shares of the Company’s Common Stock.

Pursuant to the Purchase Agreement, the Company entered into a registration rights agreement with Franklin under which the Company is obligated to file an exchange offer registration statement with the Securities Exchange Commission (“SEC”) with respect to an offer to exchange the Second Lien Notes for substantially identical notes that are registered under the Securities Act of 1933, as amended (the “Securities Act”). Also, pursuant to the Purchase Agreement, the Company entered into a registration rights agreement with Franklin under which the Company is obligated to file a shelf registration statement with the SEC within 90 days of March 12, 2015, relating to re-sales of the Warrants. On May 22, 2015, the Company filed with the SEC a Form S-3 registration statement to register the resale of the Warrants and the Common Stock issuable upon the conversion of the Warrants. The Form S-3 was declared effective by the SEC on June 4, 2015.

On September 24, 2015, the Company entered into an exchange agreement (the “Exchange Agreement”) with Franklin, as investment manager on behalf of certain funds and accounts, under which it retired, effective October 1, 2015, $76.5 million in aggregate original principal amount of its outstanding 8.875% Senior Notes due 2019 in exchange for 38,250 units, each consisting of $1,000 aggregate principal amount of the Company’s 8.875% Second Lien Senior Secured Notes due 2018 (the “New Notes”) and one warrant (together, the “New Warrants”) to purchase approximately 156.9 shares of the Company’s Common Stock.

Under the terms of the Exchange Agreement, within 90 days of a written request by Franklin, the Company will file a registration statement with the SEC relating to the registration under the Securities Act of the New Notes, New Warrants and/or the shares of the Company’s Common Stock underlying the New Warrants. The Company will use its commercially reasonable efforts to cause such registration statement to be declared effective by the SEC as soon as practicable, and in any case within one year of the date of Franklin’s written request.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange in the section entitled “The Exchange Offers — Purpose of the Recapitalization Plan, including the Exchange Offers” is incorporated herein by reference.

(b)	Use of Securities Acquired.

Any Existing Unsecured Notes acquired pursuant to the Exchange Offers will be cancelled.

(c)	Plans.

(1) The information set forth in the Offer to Exchange in the section entitled “Questions and Answers About the Exchange Offers” is incorporated herein by reference.

(2) None.

(3) The information set forth in the Offer to Exchange in the section entitled “Questions and Answers About the Exchange Offers” is incorporated herein by reference.

(4) None.

(5) None.

(6) On January 13, 2016, the Company announced that it had received notification from the New York Stock Exchange (the “NYSE”) that the NYSE had commenced proceedings to delist the Company’s Common Stock as a result of the NYSE’s determination that the Company’s Common Stock was no longer suitable for listing on the NYSE based on “abnormally low” price levels pursuant to Section 802.10D of the NYSE’s Listed Company Manual. The NYSE suspended trading in the Company’s Common Stock effective immediately. The Company’s Series C Preferred Stock and Series D Preferred Stock were also suspended in connection with the suspension of the Company’s Common Stock. The Company began trading its Common Stock, under the symbol “GDPM,” on the OTC Markets marketplace (the “OTC”) on January 14, 2016. Both the Series C and Series D Preferred Stock will begin trading on the OTC under the symbols “GDPAL” and “GDUEL,” respectively, upon receipt of clearance from the Financial Industry Regulatory Authority.

(7) None.

(8) None.

(9) The information set forth in the Offer to Exchange in the section entitled “Questions and Answers About the Exchange Offers” is incorporated herein by reference.

(10) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange in the sections entitled “The Exchange Offers — Terms of the Exchange Offers” and “Questions and Answers About the Exchange Offers” are incorporated herein by reference. Assuming full participation in the Exchange Offers, the Company will issue approximately 184,420,668 shares of Common Stock as consideration for the Exchange Offers, which amount may be adjusted as described in the Offer to Exchange.

(b)	Conditions.

The information set forth in the Offer to Exchange in the sections entitled “The Exchange Offers — Terms of the Exchange Offers” and “Questions and Answers About the Exchange Offers” are incorporated herein by reference. At a special meeting of shareholders to be held on March 7, 2016, the Company is seeking shareholder approval to, among other things, amend its Restated Certificate of Incorporation to increase the number of authorized shares of the Company’s Common Stock to 400,000,000 shares. If such proposal is approved by the holders of a majority of the outstanding shares entitled to vote thereon, the shares of Common Stock to be issued in the Exchange Offers will be available from the Company’s authorized but unissued shares of Common Stock. The Company has no alternative financing arrangements in place.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in the Securities of the Subject Company.

(a)	Securities Ownership.

None.

(b)	Securities Transactions.

None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

The information set forth in the Offer to Exchange in the section entitled “Information Agent and Exchange Agent” is incorporated herein by reference. None of the Company, the information agent or the exchange agent is making any recommendation as to whether holders of Existing Unsecured Notes should tender their Existing Unsecured Notes for exchange in the Exchange Offers.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in the Offer to Exchange in the section entitled “Ratio of Earnings to Fixed Charges and Preferred Stock Dividends” is incorporated herein by reference. In addition, the financial statements and other information set forth under Part II, Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 are incorporated by reference herein and may be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Information.

The information set forth in the Offer to Exchange in the sections entitled “Summary—Purpose of the Recapitalization Plan, including the Exchange Offers,” “Summary—Analysis of the Recapitalization Plan,” “Ratio of Earnings to Fixed Charges and Preferred Stock Dividends” and “Summary Consolidated Financial Data” is incorporated herein by reference.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange in the section entitled “The Exchange Offers — Conditions to the Exchange Offers” is incorporated herein by reference.

(c)	Other Material Information.

The information set forth in the Offer to Exchange and the accompanying Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Description

(a)(1)(i)*	Offer to Exchange, dated January 26, 2016.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)	Amended and Restated Offer to Exchange, dated February 5, 2016.

(a)(1)(iv)	Form of Amended and Restated Letter of Transmittal.

(a)(2)(i)	Press Release, dated January 26, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on January 26, 2016).

(a)(2)(ii)	Press Release, dated February 5, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on February 5, 2016).

(b)	Not applicable.

(d)(i)	Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation, Goodrich Petroleum Company, L.L.C. and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(d)(ii)	Warrant Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO-I on January 26, 2016.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2016

GOODRICH PETROLEUM CORPORATION

By:	/s/ Michael J. Killelea
Name:	Michael J. Killelea
Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)*	Offer to Exchange, dated January 26, 2016.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)	Amended and Restated Offer to Exchange, dated February 5, 2016.

(a)(1)(iv)	Form of Amended and Restated Letter of Transmittal.

(a)(2)(i)	Press Release, dated January 26, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on January 26, 2016).

(a)(2)(ii)	Press Release, dated February 5, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on February 5, 2016).

(b)	Not applicable.

(d)(i)	Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation, Goodrich Petroleum Company, L.L.C. and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(d)(ii)	Warrant Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO-I on January 26, 2016.